Filed by FS Investment Corporation IV

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: FS Investment Corporation IV

File No. of Related Registration Statement: 333-232556

Merger summary

FS Investment

Corporation IV

Summary

FS Investment Corporation IV (FSIC IV) entered into an agreement and plan of merger with FS Investment Corporation II (FSIC II), FS Investment Corporation III (FSIC III) and Corporate Capital Trust II (CCT II) to create the second-largest business development company (BDC) in the market, with approximately $9 billion in assets on a pro forma basis as of June 30, 2019.

The mergers are part of a proposed three-step process toward a liquidity event for all shareholders.

1	Merger: FSIC II will serve as the surviving entity in net asset value (NAV)-for-NAV mergers with FSIC III, FSIC IV and CCT II.

2

Recapitalization: Following the completion of the merger and subject to board approval, the combined company intends to issue preferred stock on a pro rata basis to the existing holders of common stock of FSIC II, FSIC III, FSIC IV and CCT II with an aggregate liquidation preference of approximately 20% of the combined company’s NAV.

The preferred shares will provide current income for investors (5.5%) and help align the dividend yield, dividend coverage and return on equity of the combined company’s common stock to a competitive level with some of the largest publicly traded BDCs.

Following the recapitalization, an investor’s total value will consist of the following, assuming the value of the common shares is the NAV per share and the value of the preferred shares is the liquidation preference:

• Common shares of the combined company representing approximately 80% of total shareholder value

• Preferred shares of the combined company representing approximately 20% of total shareholder value

3	Listing: After the merger and recapitalization, the combined company intends to list its common shares on the New York Stock Exchange, subject to market conditions and board approval.

Key objectives

The staged liquidity plan is designed to maximize shareholder value, position the combined company’s common stock for a public listing and achieve the following:

1	2	3	4

Ensure FSIC IV investors	Increase annualized	Diversify the	Mitigate execution risks
receive equal value in shares	distribution amount &	combined portfolio	of public listing
of the combined company	align distribution with
public BDC peers

1

Ensure FSIC IV investors receive equal value in shares of the combined company

FSIC IV investors will receive equal value of FSIC II’s common shares through a NAV-for-NAV merger. In the illustration below, FSIC IV shareholders would receive 1.3661 shares of FSIC II common stock for each share of FSIC IV.

ILLUSTRATIVE NAV-FOR-NAV EXCHANGE RATIO (as of 6/30/2019)

		FSIC II	Pro forma
	FSIC IV	(surviving entity)	of the combined company*
Total NAV ($ millions)	$338	$2,558	$5,196
Total common shares outstanding (millions)	32	326	663
NAV per share	$10.71	$7.84	$7.84
(/) FSIC II NAV per share	$7.84	—	—
Exchange ratio	1.3661	—	—

The hypothetical scenario above is based on NAV as of June 30, 2019 and is for illustrative purposes only. It does not include the impact of adjustments contained in the merger agreement, including, but not limited to, merger-related expenses and special distributions.

*Not shown are FSIC III and CCT II.

To put the exchange ratio in context, see the hypothetical illustration below. Assuming an investor owned $100,000 in FSIC IV shares prior to the merger, applying an exchange ratio of 1.3661 would result in the investor receiving approximately 12,755 shares of FSIC II common shares (approximately 9,337 shares owned pre-merger, multiplied by the exchange ratio).

The post-merger value would also equal $100,000 (12,755 shares multiplied by FSIC II’s NAV of $7.84 per share). Please note that this illustration does not take into account merger-related expenses, other adjustments or any changes in net asset value that could cause the post-merger shareholder value to be higher or lower than the pre-merger value.

Finally, assuming the board approves the recapitalization, investors would hold approximately 80% of their pre-merger value in common shares of the combined company and approximately 20% in preferred shares.

HYPOTHETICAL SHAREHOLDER EXPERIENCE

Beginning shareholder value	$100,000
Number of FSIC IV common shares[1]	9,337	Shareholder value post-recapitalization
(x) Exchange ratio	1.3661	Common shares[2]	$80,000
Number of FSIC II common shares	12,755	Preferred shares[2]	$20,000
Ending shareholder value	$100,000	Total shareholder value	$100,000

Figures may have been rounded.

1	$100,000 / FSIC IV’s NAV per share of $10.71 as of June 30, 2019.

2

Assumes approximately $1 billion issuance of preferred equity to the common equity holders. Exact amount will be determined by the combined company’s board. Assumes the value of common shares is the NAV per share and the value of preferred shares is the liquidation preference.

2

Increase annualized distribution amount & align distribution with public BDC peers

We expect that the total annualized blended distribution amount of the combined company’s common and preferred shares will be higher than FSIC IV’s annualized distribution amount as of June 30, 2019.

EXPECT TO INCREASE ANNUALIZED BLENDED DISTRIBUTION AMOUNT[3]

(Based on hypothetical $100,000 in shareholder value)	CHANGE IN BLENDED DISTRIBUTION YIELD[3]

Annualized blended distribution amount	Blended distribution yield

3

Pre-merger distribution is equal to FSIC IV’s Q2 2019 distribution and yield on common shares based on the fund’s NAV as of June 30, 2019. Assumes 20% of shareholder value is in preferred shares following the recapitalization, the preferred shares have a 5.5% dividend and the combined company pays aggregate annualized distributions on its common shares that are equal to 80% of FSIC II’s aggregate annualized distributions on common shares as of June 30, 2019.

We also anticipate that the recapitalization will help align the combined company’s distribution yield on its common stock and distribution coverage with some of the largest BDCs in the market. Since public markets generally assign a higher valuation to BDCs with strong distribution coverage, we view the issuance of the recapitalization as a critical step toward preparing the common shares for a public listing.

MAINTAIN STRONG DISTRIBUTION COVERAGE IN PREPARATION FOR A PUBLIC LISTING4

Net investment income as % of distribution

4

Pre-merger distribution coverage based on FSIC IV’s distribution coverage over the last 12 months as of June 30, 2019. Post-recapitalization assumes 20% of shareholder value is in preferred shares following the recapitalization, the preferred shares have a 5.5% dividend and the combined company pays aggregate annualized distributions on its common shares that are equal to 80% of FSIC II’s aggregate annualized distributions on common shares as of June 30, 2019.

3

Diversify the combined portfolio

The combination is expected to enhance portfolio diversification while maintaining our focus on senior secured, floating rate debt of private U.S. middle market companies.

	FSIC IV5,6 (as of 6/30/2019)	Pro forma[5,6,7]
Increase number of portfolio companies	87	206
Reduce concentration of top 10 issuers	34.6%	28.0%
Reduce single name exposure	1.15%	0.49%
Maintain focus on senior secured debt	75%	84%
Maintain focus on floating rate debt	65%	76%

5	Based on fair value.

6	Does not include investments underlying the fund’s total return swap (TRS) financing arrangement with Citibank, N.A.

7	Assumes the merger of each of FSIC III, FSIC IV and CCT II into FSIC II closes.

4	Mitigate execution risks of public listing Key highlights of the staged liquidity plan:

•	The plan allows FS/KKR Advisor, LLC and the board to evaluate an optimal path for liquidity following the merger, taking into account market conditions, valuations of publicly traded BDC peers and the performance of the combined company, among other considerations.

•	A single transaction encompassing all non-traded funds eliminates the uncertainty of timing and impact of future mergers on shareholder value.

•	Preferred share issuance helps align expected dividend yield, dividend coverage and return on equity of the combined company to a competitive level with some of the largest BDCs in the market.

FORWARD-LOOKING STATEMENTS

Statements included herein may constitute “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements with regard to future events or the future performance or operations of FS Investment Corporation II, FS Investment Corporation III, FS Investment Corporation IV and Corporate Capital Trust II (collectively, the “Funds”). Words such as “believes,” “expects,” “projects,” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include changes in the economy, risks associated with possible disruption to a Fund’s operations or the economy generally due to terrorism or natural disasters, future changes in laws or regulations and conditions in a Fund’s operating area, failure to obtain requisite shareholder approval for the Proposals (as defined below) set forth in the Proxy Statement (as defined below), failure to consummate the business combination transaction involving the Funds, uncertainties as to the timing of the consummation of the business combination transaction involving the Funds, unexpected costs, charges or expenses resulting from the business combination transaction involving the Funds, failure to realize the anticipated benefits of the business combination transaction involving the Funds, failure to consummate the recapitalization transaction and failure to list the common stock of the combined entity on a national securities exchange. Some of these factors are enumerated in the filings the Funds made with the Securities and Exchange Commission (the “SEC”) and are also be contained in the Proxy Statement. The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, the Funds undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication relates to a proposed business combination involving the Funds, along with related proposals for which shareholder approval is being sought (collectively, the “Proposals”). In connection with the Proposals, the Funds have filed relevant materials with the SEC, including a registration statement on Form N-14 (File No. 333-232556) filed with the SEC on August 8, 2019, which includes a joint proxy statement of the Funds and a prospectus of FSIC II (the “Proxy Statement”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. SHAREHOLDERS OF THE FUNDS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE FUNDS, THE BUSINESS COMBINATION TRANSACTION INVOLVING THE FUNDS AND THE PROPOSALS. Investors and security holders are able to obtain the documents filed with the SEC free of charge at the SEC’s website, www.sec.gov, or from FSIC II’s website, CCT II’s website, FSIC III’s website and FSIC IV’s website, each at www.fsinvestments.com.

PARTICIPANTS IN THE SOLICITATION

The Funds and their respective directors and trustees, executive officers and certain other members of management and employees, including employees of FS/KKR Advisor, LLC, Franklin Square Holdings, L.P. (which does business as FS Investments), KKR Credit Advisors (US) LLC and their respective affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of the Funds in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Funds’ stockholders in connection with the Proposals will be contained in the Proxy Statement when such document becomes available. This document may be obtained free of charge from the sources indicated above.

FS Investment Solutions, LLC 201 Rouse Boulevard, Philadelphia, PA 19112 www.fsinvestmentsolutions.com 877-628-8575 Member FINRA/SIPC	FL-IC4-MERGE-SUM
© 2019 FS Investments www.fsinvestments.com	MERGC AU19